                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                _______________

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 6)

                            LITTON INDUSTRIES, INC.

                       (Name of Subject Company (issuer))

                          NORTHROP GRUMMAN CORPORATION
                             LII ACQUISITION CORP.
                                   NNG, INC.

                       (Name of Filing Persons (offeror))

                    Common Stock, Par Value $1.00 Per Share
                         (including associated rights)
                         (Title of Class of Securities)

                                 538021 10 6
                     (CUSIP Number of Class of Securities)

       Series B $2 Cumulative Preferred Stock, Par Value $5.00 Per Share

                         (Title of Class of Securities)

                                  538021 40 3

                     (CUSIP Number of Class of Securities)

                                 W. Burks Terry
                  Corporate Vice President and General Counsel
                          Northrop Grumman Corporation
                             1840 Century Park East
                         Los Angeles, California  90067
                                 (310) 553-6262

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                                Andrew E. Bogen
                         Gibson, Dunn & Crutcher LLP
                            333 South Grand Avenue
                      Los Angeles, California  90071-3197
                                (213) 229-7159

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes to designate any transactions to which this statement relates:

      [X] third party tender offer           [ ] going-private transaction
              subject to Rule 14d-1                    subject to Rule 13e-3

      [ ] issuer tender offer                [ ] amendment to Schedule 13D
              subject to Rule 13e-4                    under Rule 13d-2


     Check the following box if the filing is a final amendment reporting the
     results of the tender offer.   [ ]

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        Northrop Grumman Corporation, a Delaware corporation ("Parent"), LII
Acquisition Corp., and NNG, Inc. ("NNG"), each a Delaware corporation and wholly owned subsidiary of Parent, hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on January 5, 2001 (the "Schedule TO"), as subsequently amended from time to time, with respect to the Offer to Purchase or exchange (a) all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock") of Litton Industries, Inc., a Delaware corporation (the "Company"), together with any associated rights to purchase preferred stock of the Company (the "Rights," and, together with the Common Stock, the "Common Shares") and (b) all of the outstanding shares of Series B $2 Cumulative Preferred Stock, par value $5.00 per share (the "Preferred Shares"), of the Company.


                                       2
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Item 1 through 11

   As permitted by General Instruction F to Schedule TO, the information set forth in the entire Amendment No. 1 to the Registration Statement on Form S-4 (Commission file No. 333-54800) filed with the SEC by NNG, Inc. on March 5, 2001, is incorporated by reference into this Tender Offer Statement on Schedule TO.

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

     (a)(5)(x)     Press release issued by Parent on February 22, 2001.

     (a)(5)(xi)    Press release issued by Parent on February 27, 2001.

     (a)(5)(xii)   Press release issued by Parent on March 1, 2001.

     (a)(5)(xiii)  Press release issued by Parent on March 9, 2001.

     (a)(5)(xiv)   Press release issued by Parent on March 16, 2001.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              LII ACQUISITION CORP.


                              By:  /s/ John H. Mullan
                                 -------------------------------------------
                              Name: John H. Mullan
                                   -----------------------------------------
                              Title: Secretary
                                    ----------------------------------------


                              NORTHROP GRUMMAN CORPORATION


                              By:  /s/ John H. Mullan
                                 ------------------------------------------
                              Name: John H. Mullan
                                   ----------------------------------------
                              Title: Corporate Vice President and Secretary
                                    ---------------------------------------


                              NNG, INC.


                              By:  /s/ John H. Mullan
                                 -------------------------------------------
                              Name: John H. Mullan
                                   -----------------------------------------
                              Title: Corporate Vice President, Associate
                                     General Counsel and Secretary
                                    ----------------------------------------


Dated: March 16, 2001

                                       4
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                                 EXHIBIT INDEX



(a)(1)(i)*    Offer to Purchase, dated January 5, 2001.

(a)(1)(ii)* Letter of Transmittal, Common Stock and Preferred Stock, each dated January 5, 2001.

(a)(1)(iii)*  Notice of Guaranteed Delivery, Common Stock and Preferred Stock,
              each dated January 5, 2001.

(a)(1)(iv)* Notice to Participants in the Litton Industries Employees Stock Purchase Plan prior to December 1, 1993, dated January 5, 2001.

(a)(1)(v)* Notice to Participants in the Litton Industries Employees Stock Purchase Plan after November 1, 1994, dated January 5, 2001.

(a)(1)(vi)* Letter of Transmittal, Common Stock and Preferred Stock, each dated February 1, 2001.

(a)(1)(vii)*  Notice of Guaranteed Delivery, Common Stock and Preferred Stock,
              each dated February 1, 2001.

(a)(1)(viii)* Notice to Participants in the Litton Industries Employees Stock
              Purchase Plan prior to December 1, 1993, dated February 1, 2001.

(a)(1)(ix)* Notice to Participants in the Litton Industries Employees Stock Purchase Plan after November 1, 1994, dated February 1, 2001.

(a)(1)(x)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, Common Stock and Preferred Stock, dated February 1, 2001.

(a)(1)(xi)* Letter to Clients, Common Stock and Preferred Stock, each dated February 1, 2001.

(a)(1)(xii)*  Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.

(a)(2)        None.

(a)(3)        Not applicable.

(a)(4)* Registration Statement on Form S-4 filed with the SEC by NNG, Inc. on February 1, 2001 and incorporated by this reference.

(a)(5)(i)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, Common Stock and Preferred Stock, dated January 5, 2001.

(a)(5)(ii)* Letter to Clients, Common Stock and Preferred Stock, each dated January 5, 2001.

(a)(5)(iii)*  Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9.

(a)(5)(iv)* Press release issued by Parent on December 21, 2000 (incorporated by reference to Schedule TO-C filed with the Securities and Exchange Commission on December 20, 2000).

(a)(5)(v)* Summary Advertisement as published in the Wall Street Journal on January 5, 2001.

(a)(5)(vi)*   Press release issued by Parent on January 8, 2001.

(a)(5)(vii)*  Press release issued by Parent on January 16, 2001.

(a)(5)(viii)* Joint Press release issued by Parent and the Company on
              January 24, 2001.

(a)(5)(ix)* Summary Advertisement as published in the Wall Street Journal on February 1, 2001.

(a)(5)(x)     Press release issued by Parent on February 22, 2001.

(a)(5)(xi)    Press release issued by Parent on February 27, 2001.

(a)(5)(xii)   Press release issued by Parent on March 1, 2001.

(a)(5)(xii)   Press release issued by Parent on March 9, 2001.

(a)(5)(xiv)   Press release issued by Parent on March 16, 2001.

(b)(i)* Financing Commitment Letter dated December 20, 2000 from Credit Suisse First Boston and The Chase Manhattan Bank relating to $6,000,000,000 aggregate principal amount of senior credit facilities.

(b)(ii)* $6,000,000,000 Senior Credit Facilities Commitment Letter dated January 30, 2001 from Credit Suisse First Boston, The Chase Manhattan Bank and JP Morgan.

(c)           Not applicable.

(d)(1)* Merger Agreement, dated as of December 21, 2000, by and among Parent, Purchaser and the Company.

(d)(2)* Confidentiality Agreement dated June 23, 2000, between Parent and the Company.

(d)(3)* Letter Agreement dated December 21, 2000, between Ronald D. Sugar and Parent.

(d)(4)* Amended and Restated Agreement and Plan of Merger dated as of January 23, 2001 among Northrop Grumman Corporation, Litton Industries, Inc., NNG, Inc. and LII Acquisition Corp.

(d)(5)* Stockholder's Agreement dated as of January 23, 2001 among Northrop Grumman Corporation, NNG, Inc. and Unitrin, Inc.

(d)(6)* Registration Rights Agreement dated as of January 23, 2001 by and among Northrop Grumman Corporation, NNG, Inc. and Unitrin, Inc.

(e)           Not applicable.

(f)*          Section 262 of the Delaware General Corporation Law (included as
              Schedule II to the Offer to Purchase).

(g)           None.

(h)           None.

*  Previously filed.

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